

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2021

Jonathan Truppman
General Counsel
Casper Sleep Inc.
Three World Trade Center, Floor 40
175 Greenwich Street
New York, NY 10007

      Re: Casper Sleep Inc.
           Registration Statement on Form S-3
           Filed October 25, 2021
           File No. 333-260487

Dear Mr. Truppman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bradley Ecker at (202)-551-4985 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing